Exhibit 12

WASHINGTON REAL ESTATE INVESTMENT TRUST

Computation of Ratios

(In thousands)

Earnings to fixed charges ratio:

	Q3 2011	Q3 2010	YTD 2011	YTD 2010
Income from continuing operations	$2,707	$3,093	$9,257	$7,955
Additions:
Fixed charges
Interest expense	16,508	16,717	50,266	49,662
Capitalized interest	236	83	400	775

	16,744	16,800	50,666	50,437
Deductions:
Capitalized interest	(236)	(83)	(400)	(775)
Net income attributable to noncontrolling interests	(28)	(33)	(85)	(109)

Adjusted earnings	$19,187	$19,777	$59,438	$57,508

Fixed charges (from above)	$16,744	$16,800	$50,666	$50,437
Ratio of earnings to fixed charges	1.14	1.18	1.17	1.14

Debt service coverage ratio:

	Q3 2011	Q3 2010	YTD 2011	YTD 2010
Net income attributable to the controlling interests	$63,008	$6,625	$74,195	$26,835
Additions:
Interest expense	16,739	17,100	50,962	51,178
Real estate depreciation and amortization	24,422	24,278	75,130	71,555
Real estate impairment	—	—	599	—
Income tax expense	(35)	—	1,138	—
Non-real estate depreciation	243	277	759	823

	41,369	41,655	128,588	123,556
Deductions:
Loss on extinguishment of debt	—	238	—	280
Gain on sale of real estate	(56,639)	—	(56,639)	(7,942)

Adjusted EBITDA	$47,738	$48,518	$146,144	$142,729
Debt service
Interest expense	$16,739	$17,100	$50,962	$51,178
Principal amortization	1,142	1,042	3,189	3,187

	$17,881	$18,142	$54,151	$54,365
Debt service coverage ratio	2.67	2.67	2.70	2.63